CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

7 October 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

04045491

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 September 2004 till 30 September 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233514 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

June Lim
Secretariat Manager

dlw 10/19

Encs.

s/sec/adr/2004/adrltr-sept.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "SGX-ST's query regarding trading activity"	1 September 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "CapitaLand's presentation slides – September 2004"	1 September 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Directorship changes and reconstitution of committees"	1 September 2004	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand starts preview for Varsity Park"	2 September 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in share capital of subsidiary"	7 September 2004	SESTL Listing Manual
Announcement by Raffles Holdings Limited – "Appointment of member to the Treasury Committee and Corporate Disclosure Committee"	7 September 2004	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Completion of divestment of Scotts Shopping Centre and The Ascott Singapore"	7 September 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Acquisition of indirect wholly-owned subsidiary, Peaksburgs Pte. Ltd."	13 September 2004	SESTL Listing Manual
Announcement by Australand Property Group – "Australand declares interim distribution"	21 September 2004	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Management of serviced residence in Seoul, South Korea"	22 September 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapitaLand acquires new residential site in Shanghai"	24 September 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Completion of the dissolution of joint venture"	24 September 2004	SESTL Listing Manual
News Release by The Ascott Group Limited – "Ascott clinches Top Two Asia Pacific Serviced Residence Awards in Hong Kong"	24 September 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited – "Appointment of Chief Financial Officer"	27 September 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarification on HKHA REIT Media Report"	27 September 2004	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Ascott Enters Suzhou, Announces First European Citadines Brand Serviced Residence in Shanghai"	28 September 2004	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand reorganises business structure to take on growing opportunities in real estate and hospitality businesses"	30 September 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Appointment of Leong Wai Leng as Chief Executive Officer of Raffles International Limited"	30 September 2004	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Appointment of Chief Executive Officer"	30 September 2004	For Public Relations Purposes
Announcement by Australand Property Group – "Australand underwrites distribution reinvestment plan"	30 September 2004	For Public Relations Purposes

SGX-ST'S QUERY REGARDING TRADING ACTIVITY

In response to SGX-ST's query dated 1 September 2004 in relation to a substantial increase in the price and trading volume of its shares today, CapitaLand Limited's ("CapitaLand") replies are as follows:

Question 1:
Are you aware of any information not previously announced concerning you (the issuer), your subsidiaries or associated companies which, if known, might explain the trading?

Reply:
CapitaLand is not aware of any such information.

Question 2:
Are you aware of any other possible explanation for the trading?

Reply:
No.

Question 3:
Can you confirm your compliance with the listing rules and, in particular, listing rule 703?

Reply:
Yes.

By Order of the Board

Tan Wah Nam
Company Secretary
1 September 2004

Submitted by Tan Wah Nam, Company Secretary on 01/09/2004 to the SGX

CAPITALAND LIMITED

CAPITALAND'S PRESENTATION SLIDES - SEPTEMBER 2004

CapitaLand's management team is currently on a routine road show to meet with international investors to review how the CapitaLand group has delivered on its strategies. Attached presentation materials are for information.

CapitaLand Sildes Sep 2004.p

Submitted by Tan Wah Nam, Company Secretary on 01/09/2004 to the SGX

CapitaLand

Multi - local strategy reaping rewards

LUI Chong Chee, Group Chief Financial Officer
Harold WOO, Head Investor Relations



Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

Executive Summary

- **Three-pronged Strategy**
- **CapitaLand Group**
  - Structure, global presence & financial highlights
- **Market Outlook & Execution**
- **Capital Management**
- **Conclusion**

CapitaLand

Three-pronged Strategy

➢ **'Multi-Local' Strategy Drives Sustainable Overseas Earnings**

- Entrenched local presence in key markets of China & Australia
- With its Pan-Asian presence, the group is well poised to ride the robust growth projected for the region
- Focused on asset light & high turns to drive business forward

➢ **Raising Capital Efficiency**

- Improving capital structure & lowering cost of capital
- Re-deploying capital into higher yielding investments

➢ **Increase Fee Based Income**

- Active asset management aimed at improving returns
- Scaling fund management model to drive fee based income

CapitaLand

CapitaLand Group Structure



CapitaLand
Hospitality
Property
Financial Services
60%*
69%*
100%
100%
100%
100%
Raffles Holdings
The Ascott Group
CapitaLand Residential
CapitaLand Commercial
PREMAS International
CapitaLand Financial
56%*
39%*
40%*
Australand
CapitaMall Trust
CapitaCommercial Trust

*Listed Subsidiaries

1H 2004 Assets: S$16.3b	1H 2004 Revenue: S$1,771m	1H 2004 EBIT: S$383m



39%
32%
2%
20%
6%
60%
11%
11%
8%
2%
27%
49%
3%

■ Commercial ■ Residential ■ Ascott ■ Raffles ■ Premas & Others

CapitaLand

Diversified Geographical Reach

Global Presence:



Asia- Pacific
Europe
The Americas
Australia
Brisbane
Perth
Hobart
Sydney
Melbourne
Cambodia
Phnom Penh
Siem Reap
China
Beijing
Chengdu
Dalian
Guangzhou
Hong Kong
Qingdao
Shanghai
Tianjin
Wuhan
Xiamen
Indonesia
Bali
Bandung
Bintan
Jakarta
Manado
Palembang
Surabaya
Japan
Osaka
Tokyo
Malaysia
Johor
Kuala Lumpur
Kuching
Penang
New Zealand
Auckland
Philippines
Manila
Singapore
Thailand
Bangkok
Phuket
Vietnam
Hanoi
Ho Chi Minh City
Belgium
Brussels
France
Aix-en-Provence
Bordeaux
Cannes
Gaillard
Genève
Grenoble
Lille
Lyon
Marseille
Montpellier
Nice
Paris
Strasbourg
Toulouse
Germany
Berlin
Dusseldorf
Hamburg
Netherlands
Amsterdam
Russia
Moscow
Spain
Barcelona
Mallorca
Switzerland
Basel
Geneva
Montreux
Zurich
Turkey
Bursa
Gocek
Izmir
Istanbul
UK
London
Glasgow
Manchester
Middle-East
UAE
Dubai
Caribbean
Canouan Islands
Ecuador
Quito
Peru
Lima
US
Chicago
Los Angeles
New York

- HOTELS
- SERVICED RESIDENCES
- RESIDENTIAL
- COMMERCIAL
- PROPERTY SERVICES
- FINANCIAL SERVICES

CapitaLand

Key Statistics

Total Assets: S$16.3 billion

Issued Shares: 2.5 billion

Shareholder Funds: S$5.2 billion

NTA: S$2.05 per share

Market Capitalization: S$3.8 billion (Share price of S$1.51 as at 23/8/04)

Free float: 40%

	Revenue:	EBIT:	PATMI:
FY2003:	S$3.8 billion	S$596 million	S$105 million
1H04:	S$1.8 billion	S$383 million	S$119 million

Index Representation:

- MSCI Singapore Free Index (1.34%)
- Singapore Property Index (19.52%)
- Straits Times Index (1.04%)

CapitaLand

1st Half Financial Results

(S$ million)	1H 2003	1H 2004	Change
REVENUE	1,617.5	1,770.5	↑ 9.5%
EBIT	348.9	382.9	↑ 9.7%
PBT	227.9	251.3	↑ 10.3%
PATMI	116.4	118.6	↑ 1.9%
Operating PATMI	74.0	111.6	↑ 50.8%
Net Debt	6,113.2	5,725.1	Improved

We have done well for 1st Half 04

Operating profit jumped 51%

CapitaLand

Market Outlook & Execution

CapitaLand

Global Overview

Positive Macro Trends

- IMF forecasts 4.6% global GDP growth for 2004
- Robust hospitality growth trends
- More funds allocated to real estate investments


World GDP Growth
GDP Growth (%)
0
1
2
3
4
5
6
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: International Monetary Fund


International Arrivals
Actual
Forecasts
1.5 bn
1.0 bn
703 mn

Source: World Tourism Organisation

CapitaLand

Business Outlook

Residential

- **Singapore**: URA reported a turnaround in prices in 2nd quarter
- **China**: Continued urbanisation and economic growth underpin demand
- **Australia**: Healthy medium term fundamentals

Office

- **Singapore & Hong Kong**: Prime Grade A office rentals bottomed out. Strong economic recovery leading to stronger demand for quality office space

Retail

- **Singapore:** Strong demand from retailers leading to higher rentals

CapitaLand

Positive Singapore Residential Outlook


URA Property Price Indices
Residential
Office
Retail
200
180
160
140
120
100
80
60
40
20
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q04
2Q04

Source: URA & CapitaLand Research

- **The Singapore real estate market has been down since 1996**
- **Expected to pick up with the positive economic outlook**

CapitaLand

Singapore Residential

- Market bottomed in 2Q04, price increase of 0.1% Q-on-Q after 6 quarters of decline
- Buying activity maintaining a steady pace as market sentiment improves with positive economic outlook
- Price recovery expected to strengthen in 2H04 - buying momentum builds up with more launches





Singapore Residential – New Launches

Project	No of Units	Tenure & Description
Varsity Park Condominium	530	99-year LH, near NUS campus
Jellicoe site	600	99-year LH, inner city condo living
Trademart site	600	Freehold, riverfront apartments
Tanglin Residences	43	Freehold, prime boutique development



CapitaLand

China Residential

- Tighter credit control will cap new market entrants and remove financially weak developers
- Tightened supply in downtown districts will mitigate oversupply situation and increase activities in secondary housing market
- Increasing demand from the rising class of wealthy local individuals will boost sales






China Residential

- Foreign developers have a competitive edge over local developers in the mid to high-end residential market
- To cool the booming economy, equity requirement for new property projects have been raised from 15% to 50%
  - Foreign developers (like CapitaLand) that are less reliant on local bank funding but with strong balance sheet will do well relative to others






Strong Affordability in Shanghai

Shanghai Prime Residential Price Index vs Disposable Income Index



Market still well-supported by growth in affluence
Index (1998 = 100)
180
160
140
120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
Prime Residential Price Index
Disposable Income Index

CAGR	1995-2003	1998-2003	2000-2003
Prime Residential Price	-3.1%	-2.6%	+6.4%
Disposable Income	+9.5%	+11.1%	+8.3%

Source: JLL & CapitaLand Research

Bank of America's Frank Gong commented: "In a city like Shanghai, a little overinvestment is fine. All the rich people in China want to own a property in Shanghai."

CapitaLand

Robust Sales in China Market

La Cité



- 519 units launched in 2003 fully sold @RMB12,500psm
- Launched 2 new blocks at higher price of RMB15,000psm

☆ Conferred Gold Award for "Most popular residential development in Shanghai 2003"

Oasis Riviera



- Sold 97% of 598 units launched @RMB8,000psm
- Launching 6 new blocks at higher price of RMB11,000psm for fitted units

☆ Conferred Gold Award for "Most popular residential development in Shanghai 2004"

Increases profit margin

CapitaLand

China Residential – New Launches

Project	Total No of units	Description
Oasis Riviera Ph 2	270	6 blocks of high rise apartments
La Forêt Ph 1	176	Beijing residential project





CapitaLand

Australia Residential

- Overall sales demand likely to remain high with employment seeing upturn
- Supply of housing will contract in Sydney and Melbourne as housing approvals decline
- Australian interest rates unlikely to rise sharply
- Price deflation not likely to happen



CapitaLand

Australian Residential Prices Holding



Median Residential Prices
Prices (A$ '000)
550
500
450
400
350
300
250
200
150
100
2Q96
3Q96
4Q96
1Q97
2Q97
3Q97
4Q97
1Q98
2Q98
3Q98
4Q98
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
Sydney Median House Price
Sydney Median Flats/Townhouses Prices
Melbourne Median Flats/Townhouses Prices
Melbourne Median House Price

CapitaLand

Australian House Prices Poise for Growth



Predicted Median House Price Growth
June 2002 to June 2005
30%
25%
20%
15%
10%
5%
0%
House prices in major capital cities are expected to grow by between 13% to 27%.
6%
11%
13%
16%
22%
24%
27%
Hobart
Canberra
Melbourne
Perth
Sydney
Darwin
Brisbane

Source: BIS Shrapnel

CapitaLand

Australian Household Affordability



Home Loan Affordability of Sydney & Melbourne Residential Market
% of Household Income Needed to Meet Loan Repayment
35%
33%
31%
29%
27%
25%
23%
21%
19%
Sydney
32.3%
28.4%
27.5%
28.4%
30.7%
29.1%
30.2%
33.1%
Melbourne
24.4%
20.6%
20.0%
22.9%
24.7%
24.2%
24.3%
26.6%
1996
1997
1998
1999
2000
2001
2002
2003

CapitaLand

Australian Residential Fundamentals Intact



Vacancy Rates of Sydney & Melbourne Residential Rental Market
Vacancy Rate (%)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
Sydney
Melbourne

CapitaLand

Improving Commercial Prospects

Singapore

- Prime office rentals edging up, averaging S$4.02psf per month in 2Q04
- Capital values at S$631psf in Central Area rose by 0.3% Q-on-Q in 2Q04, after 13 quarters of declines
- High volume of leasing enquiries
- Singapore remains an attractive location for MNCs
- Increased demand due to liberalisation and recovery of financial sector





CapitaLand

Improving Commercial Prospects

Overseas

- Hong Kong office market strengthening – commenced pre-leasing for AIG Tower (TOP in 1Q 2005)
- Raffles City Shanghai office tower is 89% committed. To complete leasing for the complex in 2H04
- Pursue monetisation option for Pidemco Tower (fully leased), in Shanghai
- Source for new investment opportunities



CapitaLand

Singapore Commercial Retail

- Demand supported by improving retail conditions and keen interest from retailers in securing prime retail space
- Limited future supply of 3m sf of prime retail space over the next 5½ years
- Rents supported by yield-driven property trusts
- Rents of better managed malls expected to rise





Carrefour
BEST
MARKS & SPENCER

CapitaLand

Business Outlook

Raffles HOLDINGS

- World Travel & Tourism Council forecasts growth in worldwide travel and tourism of 4.6% per annum, over the coming decade
- Expect flow through in demand for the global lodging industry

THE ASCOTT GROUP

- Occupancy and room rates improving in the key markets
- The Ascott Group should benefit further from improvement in global business and leisure travel

CapitaLand

Capitalise on The Recovery

- Singapore real estate has gone through 7 lean years
- Can look forward to a recovery here and in the other Asian/Australasia markets
- Leverage on the now stronger position of the Group to take advantage of the recovering markets
- *Execution* is still the key to success



CapitaLand

Execution – Expanding Overseas

- 'Multi-Local' Strategy Drives Sustainable Overseas Earnings:

	FY2000	FY2003	1H2004
Total Assets	S$19.6b	S$17.6b	S$16.3b
Overseas Assets (of total)	25%	38%	44%
Overseas Revenue (of total)	50%	64%	63%
Overseas EBIT (of total)	23%	81%	62%

- Residential: Target new investments in Japan and India
- Commercial & Financial: Thailand, China and Malaysia
- The Ascott: Expand in Europe, China and Japan. Planning entry into India and South Korea
- Raffles Holdings: Focusing on Shanghai, Tokyo and Eastern Europe

CapitaLand

Continued Overseas Growth


Revenue
Others
$17m, 1%
China
$237m, 13%
Other Asia
$105m, 6%
Singapore
$649m, 37%
Europe
$142m, 8%
Australia & NZ
$620m, 35%


EBIT
China
$93m, 24%
Other Asia
$33m, 9%
Singapore
$146m, 38%
Europe
$15m, 4%
Australia & NZ
$96m, 25%

1st Half Overseas revenue — 63%
1st Half Overseas earnings — 62%

CapitaLand

Expanding Overseas

(S$ million)


420
295
70
425
340
111
485
146
237
20
(110)
2001
2002
2003
1H2004
Singapore
Overseas

EBIT from overseas continued growth to 62%

CapitaLand

Residential

Revenue ($ million)	1H03	1H04	Change
Singapore	298	265	(11%)
China	81	214	164%
Australia	658	584	(11%)
Others	4	3	(25%)
Total	**1,041**	**1,066**	**↑ 3%**

EBIT ($ million)	1H03	1H04	Change
Singapore	2	4	100%
China	27	78	189%
Australia	82	102	24%
Others	18	5	(72%)
Total	**129**	**189**	**↑ 46%**

CapitaLand

Residential

REVENUE	EBIT	COMMENTS

($ million)



1,040.8
1,066.4
815.1
3%
1H02
1H03
1H04



189.2
129.3
110.3
46%
1H02
1H03
1H04

- ☆ Increased revenue mainly due to higher sales contribution from China
- ☆ Strong EBIT contribution from better margin achieved in China

CapitaLand

Execution – Monetisation of assets

- **Monetisation of assets**: Successfully monetised S$7.5 billion worth of office buildings and non-strategic assets since merger.

Assets	Divestment	Value (S$m)
268 Orchard Road	Mar 04	135
Canary Riverside	Apr 04	70
CapitaCommercial Trust	May 04	2,018
La Park Mizue	May 04	82
Shinjuku Square Tower	Jul 04	150
Plaza Singapura	Aug 04	710
Others	2004	4
		3,169

Crystalised S$3 billion in 2004

CapitaLand

Growing the Business

- **Re-deploy capital into higher yielding investments**:

Residential:



- Expand presence in China beyond Shanghai into Beijing and Guangzhou
- Australand acquiring 3 more AWPTs by 2007
- Land replenishment in Singapore at lower cost

Commercial:



- Maximise yields, eg, revitalise Clarke Quay & re-develop Selegie Complex
- Evaluate joint venture opportunities, eg. BFC
- Clinch 3rd party management contracts, eg. Harbourfront
- Seed and co-invest in new funds; eg. CapitaRetail Japan Fund

CapitaLand

Growing the Business

Fund Management & Real Estate Financial services:

- Offering mezzanine financing, advisory and financial services in Malaysia, Thailand, China, HK, and Japan

The Ascott:

- Disposed The Ascott S'pore (single asset) to acquire the Citadines chain and securing various management contracts
- Continue to pursue asset-light growth strategy

Raffles Holdings:

- Acquired Swissotel chain and securing various management contracts with limited equity
- Continue asset-light strategy to grow hotel portfolio globally by focusing on key gateway cities and resort destinations, eg. Shanghai and Tokyo

CapitaLand

Execution – Increase Fee Based Income

- **Scaling fund management model to drive fee based income:**
  - Actively pursue accretive acquisitions for CCT and CMT
  - Second close for CapitaRetail Japan Fund
  - Seek funds and REIT opportunities across Asia, with particular focus in Singapore, Thailand, China and Malaysia





CapitaLand

Increase Fee Based Income

- **Growing portfolio through funds and REITs**

Existing Funds / REITs	Year	Fund/Asset Size
IP Fund (JV with ING Real Estate)	1998	US$239m
Eureka Office Fund (JV with Ergo)	2001	S$875m
Tincel Securitisation (Retail)	2001	US$131m
CapitaMall Trust	2002	S$2,100m
CapitaLand China Residential Fund	2003	US$61m
CapitaRetail Japan Fund	2003	US$600-1,000m (target)
CapitaRetail Singapore	2003	S$500m
CapitaCommercial Trust	2004	S$2,000m

AUM Rise from S$3 billion (Dec 03) to S$6 billion

CapitaLand

Increase Fee Based Income

- **Targeting New Investments:**
  - Singapore commercial office sector
  - Retail funds
  - Direct investment opportunities
  - Country funds, eg. S'pore, Thailand, China, HK and UK

- **Grow existing funds/REITs:**
  - Target one acquisition per year

Target Growth in AUM to S$13 billion

CapitaLand

New Sources of Capital - Interest Savings

Operational Unit	Capital Market Issues (S$m)	Purposes
CapitaRetail Singapore	S$300m CMBS	Purchased Lot 1 Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall
CapitaCommercial Trust	S$580m CMBS	Acquired 7 commercial properties from CapitaLand Commercial
Capitaland Residential	S$262m RMBS	Securitised sale proceeds from The Imperial and Botanic on Lloyd
CapitaMall Trust	S$335m CMBS	Acquired Plaza Singapura
Total Funds Raised	**S$1,477m**	

Tap International Capital Markets

Total Funds Raised in 1H 04
= S$1.5 billion

CapitaLand

Capital Management

CapitaLand

Strengthened Balance Sheet

Finance Costs


$423m
$408m
$284m
$240m
$263m
2000
2001
2002
2003
2004*

Net Debt


$8.2b
$6.9b
$5.7b
$6.1b
$5.7b
2000
2001
2002
2003
1H 2004

Gearing


0.92
0.87
0.72
0.75
0.73*
2000
2001
2002
2003
1H 2004

*Annualised

Improved Loan Profile

Interest Cover Ratio


0.68
0.89
3.42
3.67
4.18
2000
2001
2002
2003
1H 2004

Interest Servicing Ratio


2.68
3.31
4.61
5.52
4.85
2000
2001
2002
2003
1H 2004

% of fixed rate loans


42%
43%
68%
66%
73%
2000
2001
2002
2003
1H 2004

Dividends

- Increased dividends from 3 to 5 cents per share
- Has approximately S$130m Section 44 credit available for franking dividends.
- To endeavor to utilize fully the Section 44 credit
  - subject to availability of retained earnings and cashflow requirements
  - before expiry of 5-year transition period under new one-tier corporate tax system in 2007

CapitaLand

Strong Corporate Governance

Independent board and well represented

- Non-executive Chairman of the board:
  Dr Richard Hu – former Minister of Finance, S'pore
- Non-Executive Independent Directors:
  Sir Alan Cockshaw – former Chairman of AMEC Group, UK
  Andrew Buxton (CMG) – former Executive Chairman of Barclays Bank Plc
  Jackson Tai – Vice Chairman & CEO of DBS Group Holdings & DBS Bank
- Only CEO part of 11 member board

Type	Number
Executive Director	1
Non-executive Directors	10*
Total	11

*Includes 3 non-Singaporeans

High disclosure standards:

- *Ranked Best CFO in S'pore by Institutional Investor Asia Equities Market Report 2004*
- First property company in Singapore to webcast financial results briefing
- *Recipient of Most Transparent Company Award (Property) from the Securities Investors Association Singapore for 3 consecutive years (2001-2003)*

CapitaLand

Conclusion

A three-pronged growth strategy centred upon improving overseas contributions, scaling fee based income and active asset management is yielding results

CapitaLand

Thank You

CapitaLand

Supporting Slides

Current Year Achievements

Achievements – Property

Commercial

- **Another successful REIT listed**: Distributed S$886 million to shareholders through CapitaCommercial Trust (CCT) listing
- **Monetised S$1 billion of assets**: Sale of 268 Orchard Road, Plaza Singapura, Canary Riverside and La Park Mizue

Residential

- **China**: Residential sales in Shanghai well-received. Purchased new sites in Shanghai, Beijing and Guangzhou
- **Australia**: Acquisition of Australand Wholesale Property Trust No. 3 (AWPT 3) to increase recurrent earnings stream

CapitaLand

Achievements - Hospitality

Hospitality

- **Divested Non-Strategic Asset**: The Ascott Group sold Scotts Shopping Centre and The Ascott Singapore serviced residence for S$345 million
- **Raffles Holdings Enhanced Shareholders' Value**:
  - Strong operating performance
  - Returned S$375 million (18 cents/share) to shareholders
- **Overseas Expansion**:
  - Raffles Holdings secured management contract in Moscow, being Group's maiden presence in Eastern Europe
  - The Ascott Group exercised option to acquire balance 50% stake in Citadines

CapitaLand

Achievements – Financial Services

Financial Services

- **Enlarged Funds Under Management:** CapitaLand Financial increased assets under management from S$3 billion in Dec '03 to S$6 billion and raised fee based income
- **CMT Outperformed Forecast**: CapitaMall Trust (CMT) exceeded 2004 DPU projection by 7.7%
- **Interest Savings**: Successful take-up of 3 Rated CMBS and 1 RMBS by international capital markets at attractive margins

CapitaLand

Created Value - Outperformed STI by 38%



(S$)
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
ST Index
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
Value created for Shareholders
CAP.L Adj *
STI
CCT
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

*CL Share +(0.2 X CCT unit price) with effect from 11 May

CapitaLand

Increased Recurrent Income for Australand

- Australand acquired additional A$220 million of investment properties in April 2004, boosting portfolio to over A$600 million
- Increase recurrent income contribution to 35% of Australand's annualised earnings


Building C Alfred Street, NSW


658 Church Street, Victoria


Stradbroke Street, Queensland

CapitaLand

Divested Non-Strategic Assets

THE ASCOTT GROUP

- Sold Scotts Shopping Centre and The Ascott Singapore serviced residence for S$345 million, resulting in S$29.5 million gain
- Sold Somerset Lake Point for Thai Baht 1,825 million (S$76.7 million), resulting in attributable capital gain of S$4.8 million
- Proceeds channeled towards acquiring remaining 50% stake in Citadines for 74.3 million (S$154.2 million)







CapitaLand

Extending Presence

THE ASCOTT GROUP

Extended presence in Europe, USA, Japan and Singapore

Citadines APART'HOTEL

Acquired remaining 50% of Citadines

- 5,100 rooms

EQUITY RESIDENTIAL

Alliance with Equity Residential

- More than 200,000 apartments in USA



Increased stake in Somerset Roppongi

- 64 services residences



Launched Somerset Bencoolen

- 107 serviced residences

Enhanced Shareholders' Value

Raffles HOLDINGS

- Operating PATMI surged more than 97-fold on 42% rise in turnover
- Secured management contract in Moscow (Swissôtel Riverside Towers)
  - Group's maiden presence in Eastern Europe
  - 6th management contract in 16 months
- Asset enhancement in Raffles City yielded additional 10,500 sq ft rentable retail space
- Distributed S$375 million (18 cents/share) to shareholders in May





CapitaLand

Grew Fund Management Business

- Increased asset under management from S$3 billion in December 2003 to S$6 billion
- Successful final closing of US$ 61 million (S$105 million) for CapitaLand China Residential Fund
- Successful initial closing of ¥10 billion (S$155 million) for CapitaRetail Japan Fund
- Earned fee-based income from asset and property management







CapitaLand

CMT Outperformed Forecast

- Continued strong performance, CMT exceeded 2004 annualised DPU projection by 7.7%
- Active asset enhancement to properties increased rental by 8.6%
- Delivered total shareholder returns of 89% since IPO in June 2002







CapitaLand

Singapore

CapitaLand

Singapore Strong Growth Momentum


Singapore economy maintained its strong growth momentum in 2Q04. 2Q GDP increased by 12.5% y-o-y, the fastest in 8 years
Year-on-year Change in GDP (%)
14
12
10
8
6
4
2
0
-2
-4
9.0
6.8
6.7
12.3
11.4
8.0
8.1
8.6
-0.9
6.9
9.7
-1.9
2.2
1.1
7.4
12.5
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q04
2Q04 *

- GDP Growth forecast for 2004
  - Official: 8% - 9% (revised upward from 5.5% - 7.5% in Aug 04)
  - Private Economists: 7.5% - 8.0%

CapitaLand

Bottoming Out - Singapore Market Outlook

Anticipating recovery...

Private Residential Market

Mass market, Volume-Led Recovery

Outlook:

- Still affordable
- Possible recovery by End 2004

Office Market

Subdued Rentals

Outlook:

- Improvement in global economic outlook and domestic business sentiment
- Expect pick-up in occupancy rate in 2H04
- Likely rental recovery by 1H05

URA Price Index



Residential
Office
Retail
200
180
160
140
120
100
80
60
40
20
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 1Q 2004 2Q 2004

CapitaLand

Residential Take Up Rate

New Launches, Take-ups & Vacancy for Residential Units



14000
12000
10000
8000
6000
4000
2000
0
Number of Units
10
9
8
7
6
5
4
3
2
1
0
Vacancy Rate (%)
9.0
8.5
8.4
8.3
7.7
6.9
Projected Supply *
1350
1336
1700
990
1174
2923
4063
5634
3213
1996 1997 1998 1999 2000 2001 2002 2003 1Q04 2Q04 2H04 2005 2006 2007 2008
New Launches (LHS)
Take-Ups (LHS)
Vacancy Rate** (RHS)

* Unsold private residential properties with sales licences

** Vacancy rate measures the residential units not physically occupied by the owners or tenants

Source: URA & CapitaLand Research

CapitaLand

Office Vacancy Declining



Supply, Demand & Vacancy of Private Office Space (Central Area)
Office Space (Mil Sq Ft)
4
3
2
1
0
-1
-2
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
18.7%
18.0%
Supply Forecast
Natural vacancy rate
1.31
1.43
0.44
0.44
0.22
0.41
0.00
-0.08
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q04
2Q04
2H04
2005
2006
2007
2008
NA
Supply
Demand
Vacancy Rate

* Vacancy rate measures available floor space not physically occupied by owners or tenants

Source: URA, CBRE & CapitaLand Research

CapitaLand

Retail



Supply, Demand & Vacancy of Private Retail Space (Islandwide)
Million sqft
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
-0.4
-0.6
14
12
10
8
6
4
2
0
%
10.3
10.4
8.0
11.2
10.4
1.23
0.59
0.48
0.37
0.29
0.07
0.04
0.05
-0.05
-0.14
Supply Forecast
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q04
2Q04
2H04
2005
2006
2007
2008
na
Supply (LHS)
Demand (LHS)
Vacancy Rate (RHS)

* Vacancy rate measures available floor space not physically occupied by owners or tenants

Source: URA, CBRE & CapitaLand Research

CapitaLand

Shanghai, Beijing & Guangzhou

CapitaLand

67

Shanghai Market Outlook

Private Residential Market

Demand continues to be strong

Outlook:
- Sales level to remain steady in 2H04
- No price bubble in the mid to high-mid segment
- Tightening of real estate borrowing strengthen the market fundamentals



1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
Residential Prices (US$ psm)
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

Office Market

Location key to asset performance

Outlook:
- Rental to improve in 2H04
- Strong demand from both MNCs and local enterprises setting up RHQs
- Take-up to remain strong in next few years as China's economy grows



280
260
240
220
200
180
160
140
120
100
Office rentals (US$ psm pa)
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

Source: JLL & CapitaLand Research

CapitaLand

68

Recent Supply Side Regulatory Measures

- **Five main supply side regulatory measures**

Measures	Details
Regulate land supply	All new land should be sold either through public auction, tender or listing In Shanghai, plot ratio in downtown areas are revised downward
Regulate lending to developers	When applying for a real estate loan, developers must obtained all 4 necessary permits. And their own capital should not be less than 35% of the project value
Pre-sales restrictions	Developers can release their projects for pre-sale only if the main structural construction has been fully or two-third completed (depending on the building heights)
Restrict re-sale of uncompleted properties	In Shanghai, the municipal government has recently disallowed the re-sale of uncompleted units until completion and the granting of legal title of the property
Increase transparency	In Shanghai, all primary sale and purchase transactions are available for inspection through the internet so as to increase transparency

CapitaLand

Recent "Cooling Off" Measures

- In June 2003, Central Bank announced rules to tighten real estate lending (including home buyers)
  - Personal housing loans are issued only when the building is topped-up to reduce interest burden on home buyers
  - Commercial banks are given permission to raise down payment requirements for home buyers wanting to buy a second home
  - Second home buyers will not be able to enjoy the preferential mortgage rate
  - Banks reduced mortgage amount available to high-end housing to 70% of purchase price from the previous 80%

"The new rule will curb development nationwide. But for Shanghai, the flourishing foreign investment and growing economy guarantee growing demand" -- Deng Wei, Shanghai University of Finance & Economic (Property Research Centre)

CapitaLand

Impacts of These Regulatory Measures

- **Impact on developers/investors**
  - Domestic developers have to seek alternative sources of credit
  - They may sell sites/properties – presenting financially established developers and overseas property funds opportunities in accumulating land bank and/or acquire real estate
- **Impact on supply**
  - The austerity measures (e.g. higher capital requirement of 35%) will screen out speculative developments, reducing supply
- **Impact on prices**
  - Mitigate excessive volatility in prices and rents that are brought about by a wild run-up in speculative investment
- **Impact on end-users**
  - Buyers' confidence will be enhanced if the measures are successful in improving market stability. Thus resulting in less speculative play.

CapitaLand

Recent PBOC Rule

- Non-conversion of foreign currency loan into RMB after 27 Jun 04
  - Foreign firms previously allowed USD loan at lower rates before converting them to RMB, which is advantageous over those getting loans in RMB at higher interest rate
  - Alternatively, some investors used letters of credit from foreign banks as collateral to get a RMB loan from a Chinese bank
  - Both these windows were closed with the implementation of the new policy

Implications:

There will be some effects in slowing down investment in the property sector. However, it is expected to be more targeted at the smaller players. Larger and thus presumably better developers are able to seek long-term exemption of this rule.

Larger developers are also likely to continue receiving liberal funding from banks. In effect, the larger developers will be at an advantageous position in taking up projects which requires stronger financial capabilities.

CapitaLand

Shanghai Vacancy May Rise in 2005-07



Supply, Demand and Vacancy Rate of Shanghai Prime Residential Market
Forecast
17.0%
Actual supply may be smaller due to new restrictions implemented, hence rise in vacancy may not be that severe
Number of Units
Vacancy Rate (%)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q04
End-04
End-05
End-06
End-07
End-08
Net Supply
Net Demand
Vacancy Rate

Source: JLL & CapitaLand Research

Average Total Returns (2004 – 2008)	12.7%

CapitaLand

Shanghai – Affordability is Strong
200,000 Households Earned >RMB75,000 pa

Breakdown of Urban Household Disposable Income Group

	Number of Households	% of Total Households
< RMB15,000	38,542	0.8
RMB15,000 – 30,000	1,416,404	29.4
RMB30,000 – 45,000	2,033,069	42.2
RMB45,000 – 60,000	799,738	16.6
RMB60,000 – 75,000	327,604	6.8
RMB75,000 – 90,000	125,260	2.6
RMB90,000 – 105,000	19,271	0.4
>RMB105,000	57,812	1.2
Total	4,817,700	100

Source: Shanghai Statistical Yearbook & CapitaLand Research

CapitaLand

Survey Findings, ≈ 500,000 Households Earned >RMB100,000 pa.



Breakdown of Households
(In Terms of Annual Household Income)
> RMB150,000
134,501 (3.3%)
RMB100,000 - 150,000
402,686 (9.9%)
RMB50,000 - 100,000
1664,139 (40.8%)
< RMB50,000
1,886,676 (46.3%)

Source: Sinorealty Shanghai Property Consultancy & Shanghai Statistical Yearbook

The % breakdown of households is based on a survey on 1,636 Shanghai households which earned more than RMB24,000 pa and had bought residential units within last two years

Thus, applying the survey findings to the total number of households (earned more than RMB24,000pa), the number of households earning at least RMB100,000pa

≈ 500,000

CapitaLand

Domestic Demand is Sustainable

Methodology	SCENARIO 1 HOUSEHOLD INCOME STATISTICS	SCENARIO 2 SURVEY ON HOME PURCHASERS
Source of Information	**Shanghai Municipal Statistical Bureau**	**Sinorealty Shanghai Property Consultancy ***
Potential Demand **	**200,000**	**500,000**
Current Stock	**50,000**	
Net Potential Demand	**150,000**	**450,000**
Forecast Future Supply Per Annum ***	**≈ 5,000**	
Ratio of Demand over Annual Supply	**30**	**90**

* A private consultancy firm that received their monthly statistics from the Shanghai Real Estate Trading Centre
** Number of households which can afford mid- to high-mid residential properties (RMB7,000-14,000 pa)
*** Based on Jones Lang Lasalle's forecast supply for 2003 - 2005

Source: Shanghai Statistical Yearbook & CapitaLand Research

Thus, potential housing demand in Shanghai is estimated at about 300,000 units.

Based on the projected future supply, this potential demand could be sustained for another 60 years.

CapitaLand

Beijing Market Outlook

Private Residential Market

Demand continues to be strong

Outlook:

- Active leasing market amid growing corporate sector
- Strong market support from overseas Chinese and growing middle class
- Tightening of real estate borrowing strengthens market fundamentals



Residential Prices (US$ psm)

Office Market

Strong growth in demand

Outlook:

- Rental to strengthen in 2H04
- Demand to grow on the back of ongoing de-regulation
- Both MNCs and local enterprises will continue to expand



Office rentals (US$ psm pa)

Source: JLL & CapitaLand Research

Beijing Apartment Vacancy Peaks in 2005

Supply, Demand and Vacancy* of Beijing Prime Residential Market (Apartment)



Significant supply are expected in 2004 (5,062 units) and 2005 (5,262 units)
With high level of new supply, vacancy rate is likely to rise over the next two years
32.4%
29.8%
34.6%
23.0%
Number of Units
Vacancy Rate (%)
Forecast
Net Supply
Net Demand
Vacancy Rate

Source: JLL & CapitaLand Research

Average Total Returns (2004 – 2008)	13.2%

CapitaLand

Beijing Villa Vacancy Peaking in 2005

Supply, Demand and Vacancy* of Beijing Prime Residential Market (Villa Sector)



Supply is likely to outstrip demand in coming years. As a result, vacancy is expected to rise and peak in 2005
Thereafter, vacancy to decline with less supply coming up
Forecast
28.2%
25.9%
22.3%
20.6%
3.8%
Number of Units
Vacancy Rate (%)
1,200
1,000
800
600
400
200
0
35%
30%
25%
20%
15%
10%
5%
0%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q04
End-04
End-05
End-06
End-07
End-08
Net Supply
Net Demand
Vacancy Rate

Source: JLL & CapitaLand Research

Average Total Returns (2004 – 2008)	12.4%

Guangzhou Market Outlook

Private Residential Market

High level of sales activities

Outlook:

- Price to stabilise
- Supply expected to remain high
- Developers to compete on product differentiation as well as incentives (e.g. rebates on fit-outs)



130
120
110
100
90
80
70
60
Residential Price Index
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

Office Market

Active leasing activity in the market

Outlook:

- Rental to continue uptrend in 2H04
- Strong demand from local enterprises
- More enquiries from small to medium Hong Kong companies with the implementation of CEPA



120
115
110
105
100
95
90
85
80
Office Rental Index
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

Source: DTZ & CapitaLand Research

Guangzhou Unsold Area Declining



Guangzhou's Cummulative Unsold Residential Area
Residential Space (in million sqm)
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Austerity measures cool down the market leading to higher vacancy
Housing reforms boosted demand
High take-up due to overheated economy in 1992-93
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Source: Centaline Agency & CapitaLand Research

CapitaLand

Sydney & Melbourne

CapitaLand

Stable Income



Australian Weekly Wage
Housing affordability improved as income grew in tandem with economic growth.
Weekly Wage (A$)
1,000
900
800
700
600
500
400
300
200
100
-
1Q85
1Q86
1Q87
1Q88
1Q89
1Q90
1Q91
1Q92
1Q93
1Q94
1Q95
1Q96
1Q97
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03

Source: Australian Bureau of Statistics & CapitaLand Research

Since 1990s, income stability increased the homebuyers ability and confidence in taking up long-term financial commitment.

CapitaLand

House Price Growth Stabilized



Australia House Price Index
Australian house prices continued to grow quite strongly though the growth rate has stabilized at around 17% – 19% y-o-y over the past 7 quarters.
Westpac economist suggests that rising owner-occupier interest in dwellings will support housing activity.
House Price Index (1990 = 100)
300
250
200
150
100
50
0
Year-on-Year Change (%)
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
4Q87
4Q88
4Q89
4Q90
4Q91
4Q92
4Q93
4Q94
4Q95
4Q96
4Q97
4Q98
4Q99
4Q00
4Q01
4Q02
4Q03
House Price Index (Australia)
YoY Change in House Price Index (Australia)

Source: Australian Bureau of Statistics & CapitaLand Research

CapitaLand

Declining Unemployment Rate



Australia Unemployment Rate
Unemployment Rate (%)
EIU Forecast
10.9
10.1
10.3
8.8
8.4
7.9
7.7
7.9
7.3
6.7
6.3
6.7
6.3
6.3
5.8
5.7
5.6
Unemployment rate fell to a 23-year low of 5.5% in May 2004 from 5.6% in April 2004.
National Australia Bank expects the outlook for employment to remain strong.
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004* 2005* 2006*

Source: Australian Bureau of Statistics, CIA World Factbook, EIU & CapitaLand Research

CapitaLand

Interest Rates Increase – Not Significant



Interest Rate Movement
Rate (%)
15.50
Going forward, interest rates are likely to rise a couple of 0.25% growth. However, as inflation is within RBA target, it is unlikely to rise significantly.
7.50
6.25
5.25
4.75
4.75
4.25
4.75
2Q90 4Q90 2Q91 4Q91 2Q92 4Q92 2Q93 4Q93 2Q94 4Q94 2Q95 4Q95 2Q96 4Q96 2Q97 4Q97 2Q98 4Q98 2Q99 4Q99 2Q00 4Q00 2Q01 4Q01 2Q02 4Q02 2Q03 4Q03

Source: Reserve Bank of Australia & CapitaLand Research

CapitaLand

Inner Sydney Building Approvals Falling



3500
3000
2500
2000
1500
1000
500
0
Building Approvals
1Q 99
3Q 99
1Q 00
3Q 00
1Q 01
3Q 01
1Q 02
3Q 02
1Q 03
3Q 03
1Q 04
Total Apartments, Units Flats
Total Building
Linear (Total Building)

Source: CapitaLand Research

CapitaLand

Managing Risks

CapitaLand

Risk Assessment Group

Organizational Chart


CL Board
Risk Committee
Council of CEOs
President & CEO
Risk Assessment Group

CapitaLand

Investment Proposal Process


Strategic Business Units
Investment Proposal
(> S$20 mil)
Risk Assessment Group
Risk Evaluation
Risk Mitigation
Risk Quantification
Project IRR v Hurdle Rate
Approving Authority
Approval / Rejection
Project Reviews (for approved projects)

CapitaLand

Building Blocks for Cost of Equity


Currency Premium
Physical Real Estate Premium
Liquidity Premium
Equity Risk Premium
Singapore Risk-free Rate

CapitaLand

Country Risk Grouping

Category	Rating*	Countries (Examples)
Low Risk	AAA to A-	Singapore Australia UK Hong Kong Japan Euro Zone USA
Medium Risk	BBB+ to BBB-	Thailand Malaysia China
High Risk	BB+ to BB-	Philippines India
Very High Risk	B+ and below	Indonesia Vietnam Cambodia

*Based on S & P's and Moody's sovereign debt ratings

CapitaLand

A Healthy Cushion


Currency Risk
Refinancing Risk
Interest Rate Risk
Property Market Risk
Total Cushion
Diversification Benefit
Total
ECONOMIC CAPITAL REQUIRED
EQUITY & RESERVES AVAILABLE

CapitaLand

The End

CapitaLand

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DIRECTORSHIP CHANGES AND RECONSTITUTION OF COMMITTEES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited has today issued an announcement on the above matter, as attached for information.

RHL annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 01/09/2004 to the SGX

MASNET No. 23 OF 01.09.2004
Announcement No. 23

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Directorship Changes and Reconstitution of Committees

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce the appointment of Mr Tan Ngiap Joo as a Director of the Company, in place of Mr Winston Tan Cheow Kim who has stepped down as a Director, with effect from 1 September 2004. Mr Winston Tan, who was appointed a Director of the Company in October 1999, has accordingly also stepped down as a member of the Audit Committee, Executive Committee and Corporate Disclosure Committee.

The Board of Directors would like to express its appreciation to Mr Winston Tan for his invaluable contributions as a member of the Board and the various committees during his term of office and wishes him well in his future endeavours.

With the above changes, the Company's Board will now comprise the following Directors:-

1. Mr Cheng Wai Keung (Chairman)
2. Mr Liew Mun Leong (Deputy Chairman)
3. Ms Jennie Chua Kheng Yeng (President & Chief Executive Officer)
4. Ms Chew Gek Khim
5. Mr Christopher Forbes
6. Mr Tham Kui Seng
7. Mr Lui Chong Chee
8. Mr Giam Chin Toon
9. Dr Loo Choon Yong
10. Mr Aman Mehta
11. Mr Tan Ngiap Joo

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Tan Ngiap Joo will be released separately to the SGX-ST.

The Company also wishes to announce that with effect from 1 September 2004, the various committees of the Company has been reconstituted and are as follows:-

Audit Committee
Mr Giam Chin Toon (Chairman), Non-Executive, Independent
Ms Chew Gek Khim, Non-Executive, Independent
Mr Lui Chong Chee, Non-Executive

Mr Lui Chong Chee is considered a non-independent director of the Company in accordance with the provision under Rule 704(8) of the Listing Manual.

Executive Resource & Compensation Committee
Mr Liew Mun Leong (Chairman)
Ms Chew Gek Khim
Dr Loo Choon Yong

Executive Committee
Mr Liew Mun Leong (Chairman)
Ms Jennie Chua Kheng Yeng
Dr Loo Choon Yong
Mr Lui Chong Chee
Mr Tham Kui Seng
Ms Leong Wai Leng

Treasury Committee
Mr Lui Chong Chee (Chairman)
Mr Tan Ngiap Joo
Ms Leong Wai Leng

Corporate Disclosure Committee
Mr Tan Ngiap Joo (Chairman)
Mr Giam Chin Toon
Mr Tham Kui Seng

By Order of the Board

Emily Chin
Company Secretary
1 September 2004

Submitted by Emily Chin, Company Secretary on 01/09/2004 to the SGX

NEWS RELEASE - "CAPITALAND STARTS PREVIEW FOR VARSITY PARK"

The attached news release issued by CapitaLand Limited on the above matter is for information.

News release - Varsity Park.pd

Submitted by Tan Wah Nam, Company Secretary on 02/09/2004 to the SGX

CapitaLand

For immediate release
2 September 2004

CapitaLand starts preview for Varsity Park
Phase 1 attractively priced at an average of S$440 psf

Singapore, 2 September 2004 – CapitaLand will start preview sales for its Varsity Park Condominium, a 99-year leasehold development this Saturday, 4 September 2004. The 530-unit condominium is conveniently located along West Coast Road, near the National University of Singapore campus. The 190 units released under the phase one launch are attractively priced at S$440 per square foot.

Ms Patricia Chia, Deputy CEO of CapitaLand Residential Singapore, said: "The economy has improved significantly and buyer sentiment is more positive. There is a catchment of homebuyers looking for conveniently located homes in the West Coast area. Varsity Park Condominium is well-located, just across from the university campus and near the amenities at Clementi town centre."

Varsity Park Condominium spans across 567,578 square feet of land, enabling the homes to be spacious and allowing for sprawling gardens of lush flora and fauna. The apartments are generous in size with high ceilings, and the majority of the apartments have open terraces and private enclosed spaces. Varsity Park Condominium is designed in integrated housing clusters, each with its own landscaped gardens. It is a modern-day village that evokes fond memories of neighbourly warmth.

Buyers have a choice of two- to four-bedroom unit types, with sizes ranging from 990 square feet to 2,357 square feet. A typical three-bedroom apartment is about 1,300 square feet in size, excluding open terraces. Full-height windows in the living rooms and bay windows in the bedrooms provide ample natural light and serve as a visual extension from the interior of the homes to the surrounding lush gardens.

Varsity Park Condominium is located along West Coast Road. It is a short drive from the research and technology hubs at One-North and Science Park, and the amenities at Clementi town centre. Schools in the vicinity include Singapore Polytechnic, INSEAD, NUS High School of Mathematics & Science, Anglo-Chinese School, Fairfield Methodist Primary School, Nan Hua Primary School, Nan Hua Secondary School, and the Japanese School (Primary).

The condominium offers a full range of recreational facilities, from swimming pool, tennis courts, to clubhouse with gymnasium, reading room, and more. It is a short stroll to the verdant West Coast Park and Clementi Woods. Temporary Occupation Permit for Varsity Park Condominium is expected by 2008.

<u>About CapitaLand Limited</u>

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited**
Date: **2 September 2004**

For more information, please contact:

Analyst contact:

Harold Woo
Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:

Nicole Neo
Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

INCREASE IN SHARE CAPITAL OF SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, PREMAS Technologies Pte Ltd ("PREMAS Tech"), has increased its authorised share capital from S$100,000 divided into 100,000 ordinary shares of S$1 each to S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each by the creation of 900,000 ordinary shares of S$1 each.

PREMAS Tech has also increased its issued and paid-up ordinary share capital from S$10,000 to S$1,000,000 by the allotment and issue of 990,000 ordinary shares of S$1 each to PREMAS International Limited, an indirect wholly-owned subsidiary of CapitaLand.

CapitaLand's interest in PREMAS Tech remains unchanged at 100% after the increase.

The increase in share capital of PREMAS Tech is for operational purposes.

The increase in share capital is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
7 September 2004

Submitted by Tan Wah Nam, Company Secretary on 07/09/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "APPOINTMENT OF MEMBER TO THE TREASURY COMMITTEE AND CORPORATE DISCLOSURE COMMITTEE"

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

RHL annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 07/09/2004 to the SGX

MASNET No. 33 OF 07.09.2004
Announcement No. 33

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Appointment of Member to the Treasury Committee and Corporate Disclosure Committee

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that Mr Aman Mehta has been appointed as Member of the Treasury Committee and the Corporate Disclosure Committee of the Company with effect from 7 September 2004.

With the above appointment, the said Committees of the Company shall comprise the following Members:-

Treasury Committee
Mr Lui Chong Chee (Chairman)
Mr Aman Mehta
Mr Tan Ngiap Joo
Ms Leong Wai Leng

Corporate Disclosure Committee
Mr Tan Ngiap Joo (Chairman)
Mr Aman Mehta
Mr Giam Chin Toon
Mr Tham Kui Seng

By Order of the Board

Emily Chin
Company Secretary
7 September 2004

Submitted by Emily Chin, Company Secretary on 07/09/2004 to the SGX

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "COMPLETION OF DIVESTMENT OF SCOTTS SHOPPING CENTRE AND THE ASCOTT SINGAPORE"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.

ascott annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 07/09/2004 to the SGX

MASNET No. 37 OF 07.09.2004
Announcement No. 37

THE ASCOTT GROUP LIMITED

COMPLETION OF DIVESTMENT OF SCOTTS SHOPPING CENTRE AND THE ASCOTT SINGAPORE

Further to the announcement made by The Ascott Group Limited (the "Company") on 7 June 2004, the Board of Directors of the Company is pleased to announce that the sale of the Company's residential cum commercial property known as No. 6 Scotts Road, comprising Scotts Shopping Centre and The Ascott Singapore, a 23-storey serviced residence building erected above Scotts Shopping Centre, to Wheelock Properties (Singapore) Limited (formerly known as Marco Polo Developments Limited) for a total cash consideration of S$345 million, has been completed today.

By order of the Board
Shan Tjio
Company Secretary
Singapore
7 September 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 07/09/2004 to the SGX

ACQUISITION OF INDIRECT WHOLLY-OWNED SUBSIDIARY – PEAKSBURGS PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the acquisition of the following Singapore-incorporated company:-

Name	:	Peaksburgs Pte. Ltd.
Principal Activity	:	Investment Holding
Authorised Capital	:	S$500,000 comprising 500,000 ordinary shares of S$1 each
Paid-Up Capital	:	S$1 comprising 1 ordinary share of S$1 each

Peaksburgs Pte. Ltd., a shelf company which has not commenced operations, was acquired for a consideration of S$1 and is now an indirect wholly-owned subsidiary of CapitaLand Residential Limited, itself a wholly-owned subsidiary of CapitaLand.

Submitted by Harold Woo, Head, Investor Relations on 13/09/2004 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP - "AUSTRALAND DECLARES INTERIM DISTRIBUTION"

CapitaLand Limited's subsidiary, Australand Property Group, had on 20 September 2004 issued an announcement on the above matter, as attached for information.

APG annc (20 Sep 2004).pc

Submitted by Jessica Lum, Assistant Company Secretary on 21/09/2004 to the SGX

ASX ANNOUNCEMENT

20 September 2004

AUSTRALAND DECLARES INTERIM DISTRIBUTION

Australand Property Group today announced an interim distribution for the quarter ending 30 September 2004 of 4 cents per stapled security, comprising a 2.4 cent fully franked dividend and a 1.6 cent distribution, tax deferred to an estimated 31%. The distribution will be paid on Monday, 15 November 2004 to securityholders registered as at 5.00pm on Thursday, 30 September 2004. Australand Property Group stapled securities will be quoted ex-dividend on Friday, 24 September 2004.

The Distribution Reinvestment Plan (DRP) will continue to be operative for this distribution. Security holders wishing to participate in the DRP for the first time or who wish to vary their participation in the DRP, will need to have lodged their election forms by 5.00pm on Thursday, 30 September 2004. In accordance with the DRP Rules, the DRP issue price will be a 2.5% discount to the weighted average of all sales of stapled securities recorded on the ASX during the five trading days immediately following the record date. The DRP issue price will be announced on Friday, 8 October 2004.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

or

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "MANAGEMENT OF SERV.CED RESIDENCE IN SEOUL, SOUTH KOREA"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.

ascott - annc.pdf

ascott - nr.pdf

Submitted by Tan Wah Nam, Company Secretary on 22/09/2004 to the SGX

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

MANAGEMENT OF SERVICED RESIDENCE IN SEOUL, SOUTH KOREA

The Board of Directors of The Ascott Group Limited (the "Company") is pleased to announce that the Company has entered into a Pre-Opening Services Agreement and a Serviced Residence Management Agreement through its wholly owned subsidiary, Ascott International Management (2001) Pte Ltd, with Shin Young Co. Ltd ("SYC") and Shin Young Asset Co., Ltd ("SYA") to operate and manage 348 serviced residence units within a residential and commercial development (the "Development") located in the Susong-dong district in Seoul, South Korea, which is expected to complete by second quarter of 2005.

SYC is a Korean incorporated real estate company with an issued and paid up capital of KRW50 billion (approximately SGD73.8 million), which develops and owns the Development. SYA is a private company established in South Korea with an issued and paid up capital of KRW10 billion (approximately SGD14.8 million), with the same or substantially the same shareholders as SYC, whose core focus is property investment, consulting and management.

Rationale for the Transaction

The transaction will provide the Company with an entry point into the high growth Korean serviced residence market. It will also be a springboard for the Company to expand its presence in South Korea.

Financial Effects

This transaction has no material effect on either the earnings per share or the net tangible asset per share of the Company for the financial year ending 31 December 2004.

Interests of Directors and Controlling Shareholders

None of the Directors and Controlling Shareholders of the Company has any interest, direct or indirect, in the above transaction.

By order of the Board
Shan Tjio
Company Secretary
Date : 22 September 2004

kk/C:\Documents and Settings\KELLYN.KEONG.THE-ASCOTT\Desktop\D Drive\TAGL\SGX\Announcement2004\General\Korea-Mgt Agmt.doc

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

September 22, 2004
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Enters Seoul Market. Secures Contract To Operate Prime Serviced Residence

Seoul, September 22, 2004 --The Ascott Group, a leading international serviced residence operator, has entered the South Korean market. It has secured its first serviced residence management contract in Seoul's main Kangbuk central business district on the north bank of the Han River.

Ascott will manage 348 upper-tier serviced residence units within a residential and commercial development in the prime Susongdong district which is scheduled to open in the second quarter next year. The property overlooks the Gyeongbok Palace, the presidential residence and Kangbuk CBD, the most established of Seoul's three major business districts. Nearby are multinational firms, banks, embassies, government offices and the Changdeok Palace which was designated a World Cultural Heritage in 1997.

The residence will feature studio to three-bedroom suites with recreational facilities. Ascott will manage the property for five years, with the option to renew the contract for another five years.

Ascott's entry into South Korea expands its global footprint to 17 countries and further entrenches its position as the leading international serviced residence chain in North Asia, and the largest operator in Asia Pacific and Europe. Ascott is a subsidiary of CapitaLand Limited, one of Asia's largest listed property companies.

Ascott's chairman, Mr Lim Chin Beng, said: "The management contract gives Ascott a strategic foothold in Seoul, and opportunities for expansion in the country. The property's location is excellent and superbly positions Ascott to service the increasing number of multinational companies and international consultancy firms doing business in Seoul. We see good prospects for the serviced residence business as there is a shortage of upper-tier internationally-managed serviced apartments in the city."

- more -

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, said: "Ascott's entry into South Korea is part of CapitaLand's overall expansion strategy for North Asia. It will be the group's first business unit in South Korea and will pave the way for other business opportunities, going forward.

"The North Asia region is seeing a significant increase in international business. South Korea's recent economic liberalisation and introduction of policies favourable to foreign companies have drawn more multinational firms to set up or expand their operations in the country. The higher foreign business activity and expatriate arrivals are positive for sustained growth in the serviced residence business in the country."

Ascott's chief executive officer, Mr Cameron Ong, said: "We are delighted to be chosen by the Shin Young Group, a leading real estate developer in South Korea, to manage their prime flagship property in Seoul's CBD. We look forward to deepening further this relationship and working together on more projects in Seoul.

"The fee-based management contract is in line with our strategy of increasing Ascott's global reach while remaining asset light. We plan to expand in Seoul and the major cities in Japan. In China, we will operate in more secondary cities and increase our portfolio to 4,000 units by 2008, from 1,600 now," he added.

Stylish Interiors

Aimed at senior to upper management executives, the new serviced residence will provide high-speed broadband Internet access, latest home entertainment systems and fully-equipped kitchens. Residents will enjoy a fitness centre, jacuzzi, children's pool and residents' lounge.

Many apartments will offer scenic views of Mount Bugaksan, one of Seoul's highest mountains and the grounds of nearby palaces, including the Cheong Wa Dae and Changgyeong palaces. The Changgyeong Palace is well-known for its botanical gardens with 50,000 trees including apricot, cherry, peach and maple trees.

The Shin Young Group, a leading real estate developer in South Korea, was formed 20 years ago. Since then, it has won many awards for its developments and outstanding performance in the industry. In July this year, it clinched the Best Developer and Best Real Estate in South Korea awards by Korean business newspaper, Han Kook Kyung Je.

Brand Leaders

Ascott's serviced residences are market leaders in China. The group's eight serviced residences in Beijing, Shanghai, Tianjin and Dalian were collectively rated Number One in the 'China's Top 100 Serviced Residences' ranking in February.

The ranking was organised by the China Commercial and Residential Property Association, Qing Hua University Real Estate Research Institute and World Executive Weekly magazine.

The management contract is not expected to have any material impact on the group's financial results for the current financial year.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : September 22, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Ascott In North Asia

China
In Shanghai
The Ascott Pudong -- 248 units, Pudong district
In the heart of Shanghai's premier business district, the luxury-tier The Ascott Pudong boasts spectacular views of the Huangpu River. It offers one to four-bedroom designer suites and elegant penthouses with facilities such as a business centre, indoor heated pool, gym, sauna, indoor tennis court and residents' lounge.

Somerset Grand Shanghai -- 334 units, Luwan district
Located along Huai Hai Zhong Road, the upper-tier serviced residence is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool and an international kindergarten. Units range from one to three-bedroom suites.

Somerset Xu Hui - 167 units, Xuhui district
Situated in the Xuhui residential estate, the upper-tier serviced residence is close to shopping and entertainment facilities in the Huai Hai Zhong Road and Xujiahui prime business districts. Facilities include a gym, indoor heated pool, lounge and tennis court. It offers spacious one to three-bedroom suites.

In Beijing
The Ascott Beijing -- 272 units, Chaoyang district
The luxury-tier residence in the heart of the city's CBD is close to the China World Trade Centre. It boasts designer fittings and extensive facilities including an indoor glass-roofed pool, fully equipped fitness centre, and business centre. Units range from elegant one-bedroom suites to four-bedroom penthouses.

Somerset Grand Fortune Garden -- 221 units, Chaoyang district
Located in the business area of Chaoyang district, the upper-tier residence is near international schools, embassies and entertainment centres. Facilities include a gym, indoor heated pool and residents' lounge. Units range from one to four-bedroom suites, with private balconies and scenic city views.

Luxury Serviced Residence - 100 units, Chaoyang district
Located in Beijing's prime Chaoyang residential district, the mid-tier residence is near Scitech Plaza and Friendship Store shopping malls, Silk Market, Tiananmen Square, Forbidden City and Jianguomen subway station. Facilities include a gym, sauna, business centre, and lounge. Units range from one to four-bedroom apartments.

In Dalian
Somerset Harbour Court - 106 units, Zhongshan district
Part of the prime Dalian Asia Pacific Finance Centre in the city's CBD, the upper-tier residence is a stroll from Dalian harbour's passenger station and five-minutes' drive from the railway station. Facilities include a gym, business centre and lounge. Units comprise one and two-bedroom suites.

In Tianjin
Somerset Olympic Tower - 169 units, Heping district
In the heart of Tianjin's prime upmarket shopping area and residential district, the upper-tier Somerset Olympic Tower is close to international schools and the Tianjin railway station. Facilities include an indoor heated pool, gym, and rooftop garden. Units range from one-bedroom suites to four-bedroom penthouses.

Japan
In Tokyo
Somerset Roppongi – 64 units, Minato Ward
The upper-tier Somerset Roppongi is in Tokyo's prime business and embassy area, near multinational firms, and the restaurants and shops of Roppongi Hills. Roppongi subway station is a five-minute walk away. Facilities include a restaurant, gym and residents' lounge. The stylish studio to two-bedroom suites have broadband internet access, and a fully-equipped kitchen.

Somerset Azabu East – 79 units, Minato Ward
Located in Minato ward, a preferred area with Tokyo's expatriate community, the upper-tier serviced residence is close to embassies and restaurants. Facilities include a gym, swimming pool and residents' lounge. Units range from contemporary studio to one-bedroom suites.

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Citadines* brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- End -

MASNET No. 2 OF 24.09.2004
Announcement No. 2

CAPITALAND LIMITED

CAPITALAND ACQUIRES NEW RESIDENTIAL SITE IN SHANGHAI

The attached announcement issued by CapitaLand Limited on the above matter is for information.

baoshan.pdf

Submitted by Tan Wah Nam, Company Secretary on 24/09/2004 to the SGX

CapitaLand

For Immediate Release
24 September 2004

CapitaLand acquires new residential site in Shanghai

Plans to develop 700 homes on the site

Singapore, 24 September 2004 – CapitaLand has acquired a residential site in Baoshan District, Shanghai for a total consideration of RMB126 million (S$26.3 million). The 39,836 square metre site has a potential gross floor area of 84,680 square metres. CapitaLand plans to build approximately 700 homes on the site.

The transaction was made through the acquisition of 93% of Shanghai Xinshu Real Estate Development Company Limited ("Shanghai Xinshu"), which owns 100% interest in the site, by CapitaLand subsidiary CapitaLand China Investment Co. ("CCIC"). CCIC will pay a consideration of RMB10 million (S$2.1 million) which is the par value of Shanghai Xinshu, and assume the company's liabilities of RMB116 million (S$24.2 million). CCIC also has an option to acquire the balance 7% of Shanghai Xinshu at par value. This acquisition price pegs the current value of the land at RMB126 million.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said, "Shanghai is an important gateway city for CapitaLand. The above acquisition will add another 700 units to our current pipeline of approximately 2,000 homes in Shanghai that are slated for launch or presently under development. We welcome the measures introduced by the Chinese government to manage not only its long term economic growth, but also to promote a stable real estate market. With our presence in Beijing, Guangzhou and in Shanghai, China will continue to be a growth driver for the CapitaLand Group."

CapitaLand recently released 364 new units at its Oasis Riviera residential development in Shanghai, at an average selling price of more than RMB11,000 per square metre. Buyer response was good and 344 of these units have been sold. This brings the total number of units released at Oasis Riviera to 962 units, of which 96% have now been sold.

In a recent competition organised by Shanghai Morning Post and Shanghai Evening Post, Oasis Riviera was conferred a Gold Award for "Most popular residential development in Shanghai 2004" for developments priced at above RMB9,000 per square metre.

Mr Lim Ming Yan, CEO of CapitaLand China, said, "The site is strategically located in a new urban development area. The new towns have become popular especially amongst the middle-income homebuyers, with monthly household incomes ranging from RMB8,000 to RMB10,000. We plan to have the development in Baoshan ready for launch in 2005."

The site is in Shanghai's Yanghang town, Baoshan District. It is within walking distance to a MRT station and the People's Square is less than half an hour by train. The town is well supported by an efficient transportation network and the MRT station is expected to be operational by end 2005 when the extension of Metro Line R1 will be completed.

The above consideration will be satisfied in cash. The transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004. None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

<u>About CapitaLand Group</u>

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality,

property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

About CapitaLand China

CapitaLand China is an indirect wholly owned subsidiary of CapitaLand. Since 1994, the company has been a developer of premier homes and quality commercial properties in China, with a total project value of over RMB 16 billion. CapitaLand China has operations in the major Chinese cities, including Beijing, Guangzhou and Shanghai.

Issued by: **CapitaLand Limited**
Date: **24 September 2004**

For more information, please contact:

Media Contact

Julie Ong
Communications
DID : (65) 68233541
julie.ong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
harold.woo@capitaland.com.sg

COMPLETION OF THE DISSOLUTION OF JOINT VENTURE

Further to the announcements made on 23 February 2004 and 7 July 2004, CapitaLand Limited ("CapitaLand") wishes to announce the completion of the dissolution of the joint venture in Beijing between its indirect wholly-owned subsidiary, PREMAS Asia Pte Ltd and Cushman & Wakefield (China) Limited.

Following the dissolution of the joint venture, Beijing Cushman & Wakefield PREMAS Asset Services Co., Ltd which was the joint venture entity, is now known as Beijing PREMAS Property Services Co., Ltd. and becomes an indirect wholly-owned subsidiary of CapitaLand.

The dissolution of the joint venture is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
24 September 2004

Submitted by Tan Wah Nam, Company Secretary on 24/09/2004 to the SGX

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "ASCOTT CLINCHES TOP TWO ASIA PACIFIC SERVICED RESIDENCE AWARDS IN HONG KONG"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.

Ascott - nr.pdf

Submitted by Tan Wah Nam, Company Secretary on 24/09/2004 to the SGX

September 24, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

NEWS RELEASE

Ascott Clinches Top Two Asia Pacific Serviced Residence Awards In Hongkong

Singapore September 24, 2004 - Leading international serviced residence company The Ascott Group clinched the top two serviced residence awards at the annual Business Traveller Asia Pacific Awards in Hongkong today.

Ascott received the Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards from Mrs Anson Chan, vice chairman of UNICEF, at a ceremony at Conrad Hongkong.

Organised by the monthly Business Traveller magazine, the awards are based on votes by corporate executives on 45 categories such as best hotel, airline and airport. This is the first time awards are given for the serviced residence categories.

Ascott won the Best Serviced Residence Brand for its The Ascott and Somerset brands, which are market leaders in the region. It clinched the Best Serviced Residence property award for its 153-unit The Ascott Singapore residence in the city's prime Orchard Road shopping belt.

Ascott's chairman, Mr Lim Chin Beng, said: "We are delighted that Ascott's properties are being chosen by corporate executives as the best serviced residences in Asia Pacific. Ascott has been in the business for 20 years and the awards reflect its ability to provide its clients with consistently high standards in services and products throughout the region."

Mr Liew Mun Leong, Ascott's deputy chairman and president and CEO of its parent company CapitaLand Limited, said: "We are pleased that the accolades for Ascott come at a time when its management is also being recognised for their contribution.

"Earlier this week, Ascott's senior vice president, Yip Hoong Mun received the prestigious Magnolia award from the Shanghai government. The award recognises foreigners who contribute significantly to Shanghai's economic performance and international relations. In November last year, Ascott's CEO, Cameron Ong was appointed foreign professional consultant to the Beijing International Investment Promotion Council.

"In February, Ascott clinched Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in the country. These recognitions speak well of CapitaLand group's excellent reputation and contribution to China's vibrant business environment. CapitaLand group, going forward, will not only continue to build on operational excellence, but will also ensure that brand building and reputation are part of its superior service delivery."

Ascott's chief executive officer, Mr Cameron Ong, said: "The new serviced residence award categories reflect the growing popularity of serviced apartments with business travellers. Increasingly, corporate executives and their families are choosing serviced apartments for their spaciousness, privacy and home-like ambience.

"At Ascott, we build our brands inside-out. Our internal 'Heartware' campaign nurtures in staff the motivation to go the extra mile to help our residents succeed in unfamiliar cities. We strive to provide a supportive community, and help our residents network and integrate in the city. This drives and underpins the delivery of our brand promise," Mr Ong added.

The Ascott Group is the largest serviced residence company in Europe and Asia Pacific with over 13,800 serviced apartments in 39 cities. Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

The group's luxury-tier The Ascott serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives.

The Ascott Singapore was the group's first property when it opened in 1984. Since then, Ascott has grown into an international serviced residence company with over 115 properties in 17 countries.

Ascott's Number One position in the 2004 China's Top 100 Serviced Residences ranking was achieved by its eight properties in Beijing, Shanghai, Tianjin and Dalian. The ranking was organised by the China Commercial and Residential Property Association, Qing Hua University Real Estate Research Institute and World Executive Institute Weekly magazine.

Ascott's other recent awards include the 2004 Best Service in Serviced Apartments awards for its properties in Hanoi and Ho Chi Minh City in Vietnam. The awards were organised by The Guide magazine for tourists and expatriates. The publication is a supplement of the Vietnam Economic Times business monthly. In Australia last year, the group's Somerset on the Pier serviced residence won the Tasmanian Tourism Award for the deluxe accommodation category for the third time.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : September 24, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Citadines* brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- End -

CAPITALAND LIMITED (REG. NO. 198900036N)

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "APPOINTMENT OF CHIEF FINANCIAL OFFICER"

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

Raffles annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 27/09/2004 to the SGX

MASNET No. 22 OF 27.09.2004
Announcement No. 22

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Appointment of Chief Financial Officer

Raffles Holdings Limited (the "Company") wishes to announce the appointment of Ms Wong Lai Kuen as Chief Financial Officer of the Company with effect from 27 September 2004. Ms Wong will be responsible for overseeing the Group's financial activities including Group accounting, consolidation reporting, tax, treasury and insurance matters.

Prior to joining the Company, Ms Wong was the General Manager, Finance and Accounting of Tuan Sing Holdings Limited.

Ms Wong holds a Bachelor of Accountancy (Honours) degree from the National University of Singapore and is a member of the Institute of Certified Public Accountant of Singapore (ICPAS).

The detailed template announcement, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Ms Wong will be released separately to the SGX-ST.

By Order of the Board

Emily Chin
Company Secretary
27 September 2004

Submitted by Emily Chin, Company Secretary on 27/09/2004 to the SGX

CLARIFICATION ON HKHA REIT MEDIA REPORT

CapitaLand wishes to clarify that in the course of granting a media interview in China, it mentioned the role of its REITs' business potential in the Asia Pacific region.

References to the HKHA REIT were based on media reiteration of public information. CapitaLand wishes to clarify that it is not in the position to provide an estimate of the asset value of the HKHA REIT. To a question on the asset size, it was indicated to the media that an estimated HK$25-30 billion has been quoted in previous media reports. This is an error as the previous figure quoted by the media was HK$20 billion.

The reference to at least 8 per cent yield was a general statement on CapitaLand's long term required rate of return on property funds. This is not meant to indicate return requirements for the proposed HKHA REIT. Obviously, required returns for specific funds would depend on a host of factors like risk profile, gearing, geographical location, growth potential, legal structure and tax jurisdiction.

Submitted by Tan Wah Nam, Company Secretary on 27/09/2004 to the SGX

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "ASCOTT ENTERS SUZHOU, ANNOUNCES FIRST EUROPEAN CITADINES BRAND SERVICED RESIDENCE IN SHANGHAI"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.

ascott nr.pdf

Submitted by Tan Wah Nam, Company Secretary on 28/09/2004 to the SGX

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

September 28, 2004
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Enters Suzhou, Announces First European Citadines Brand Serviced Residence in Shanghai

Shanghai, September 28, 2004 – The Ascott Group, a leading international serviced residence company, today announced its first 167-unit serviced residence in Suzhou, and a 239-unit serviced residence in Shanghai, which will be its first Asian property to carry the Citadines European serviced residence brand.

Ascott has secured the management contracts to operate Somerset Chongrui serviced residence in Suzhou Industrial Park, and Citadines Jinqiao in Huangpu, Shanghai's main business district.

With Citadines Jinqiao, Ascott is extending to Asia the Citadines marque, the brand for the largest pan-European serviced residence chain of 5,000 serviced apartments. Ascott is completing its acquisition of the Citadines chain at end October this year.

Somerset Chongrui is in Suzhou Industrial Park's Phase One residential sector, a preferred area with expatriates. It will offer studio and one-bedroom suites with recreational facilities, and open in the first quarter 2006. Ascott will manage the upper-tier serviced residence for five years, with the option to renew the contract for another five years.

Citadines Jinqiao is near Shanghai's famous Nanjing Road shopping belt, and 10-minutes' walk to two metro stations. Part of a mixed development complex called Shanghai New Jinqiao Plaza, the mid-tier residence will provide studio to two-bedroom suites and open in the fourth quarter next year. The group will manage the property for six years, with the option to renew the contract for another six years.

Ascott's chairman, Mr Lim Chin Beng, said: "The new properties bring the group's presence in China to 2,020 serviced apartments. Ascott, which is already the largest serviced residence operator in the country, is on target to achieving its goal of 4,000 units in China by 2008. The larger portfolio will lead to greater economies of scale and higher margins. We are excited about opportunities in the secondary Chinese cities such as Suzhou, which are seeing higher foreign investment and expatriate arrivals."

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, said: "China's cities will provide strong growth drivers for Ascott. The group's expansion into Suzhou, one of China's key secondary cities, and the addition of another serviced residence in Shanghai is timely and a testament of the continued growth opportunities in the country. Among the secondary cities, Suzhou ranks number one in GDP and FDI growth. Fifty-two of the Fortune 500 companies have a presence there.

"Citadines Jinqiao marks Ascott's entry into Shanghai's mid-tier serviced residence market, and will represent the prototype for its Citadines properties in Asia. By adding the Citadines brand, Ascott is now the only international operator that can provide its clients with the entire range of luxury to mid-tier residences in Shanghai. Looking ahead, the group aims to launch more Citadines residences in Shanghai and Beijing, and in China's secondary cities."

Mr Cameron Ong, Ascott's chief executive officer, said: "The continuous development of projects in Phase Two and Three of Suzhou Industrial Park will ensure a steady flow of expatriates to Somerset Chongrui. Currently, there is no international serviced residence in the city. This places our property in prime position to cater to executives on medium to long term assignments in Suzhou."

He added: "We expect sustained demand for our Shanghai serviced residences, including Citadines Jinqiao. The city's GDP grew 11.8 per cent last year and foreign investments are forecast to grow 10 per cent annually. Among the Fortune 500 companies, 281 have set up offices in Shanghai. These are excellent factors for a flourishing serviced residence industry."

He added that the management contracts are in line with Ascott's strategy to grow its fee based income while expanding its global portfolio. Ascott targets to have 22,500 serviced apartments by 2008, from 13,800 units now.

The Ascott Group is the largest international serviced residence company in Europe and Asia Pacific, with serviced residences in 40 cities in 17 countries. Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

The Citadines chain comprises 5,000 mid-tier serviced apartments in France, Belgium, Germany, Spain and UK.. Ascott first acquired a 50 per cent interest in Citadines in February 2003, and will acquire full ownership of the company at end October this year.

The New Residences
Somerset Chongrui is in the heart of Suzhou Industrial Park's Singapore style residential neighbourhood centre. It is conveniently close to shops and restaurants, and the Suzhou Singapore International School.

Citadines Jinqiao residence, at the junction of busy West Beijing and Middle Xizang roads, is near People's Square, the Shanghai Municipal Government Building and Shanghai Museum. It is owned by Shanghai Jinqiao Export Processing Zone Development Co Ltd which is 49 per cent owned by Shanghai Jinqiao (Group) Co Ltd, a state owned company.

Top Awards
Last week, Ascott's senior vice president Mr Yip Hoong Mun was conferred the prestigious Magnolia award by the Shanghai municipal government. The award honours foreigners living in the city who contribute significantly to Shanghai's economic performance, international relations, business environment and community development.

Last week, Ascott also won the Asia Pacific Best Serviced Residence Brand and Best Serviced Residence property awards organised by the Business Traveller magazine. The awards are part of the established Business Traveller Asia Pacific Annual Travel Awards and are based on votes by corporate executives on categories such as best hotel, airline and airport.

In China, Ascott clinched number one position in the 'China's Top 100 Serviced Residences' ranking in February this year for its eight serviced residences in Shanghai, Beijing, Tianjin and Dalian.

Last week, Ascott announced its entry into the South Korea market. It had secured the contract for managing 348 serviced residence units within a residential and commercial development in Seoul's prime Kangbuk central business district. The residence will open in the second quarter next year.

The management contracts are not expected to have any material impact on the net tangible assets or earnings per share of The Ascott Group for the financial year ending 31 December 2004.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : September 28, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Ascott's Serviced Residences In China

In Shanghai

The Ascott Pudong -- 248 units, Pudong district
In the heart of Shanghai's premier business district, the luxury-tier The Ascott Pudong boasts spectacular views of the Huangpu River. It offers one to four-bedroom designer suites and elegant penthouses with facilities such as a business centre, indoor heated pool, gym, indoor tennis court and residents' lounge.

Somerset Grand Shanghai -- 334 units, Luwan district
Located along Huai Hai Zhong Road, the upper-tier serviced residence is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool and an international kindergarten. Units range from one to three-bedroom suites.

Somerset Xu Hui - 167 units, Xuhui district
Situated in the Xuhui residential estate, the upper-tier serviced residence is close to shopping and entertainment facilities in the Huai Hai Zhong Road and Xujiahui prime business districts. Facilities include a gym, indoor heated pool, lounge and tennis court. It offers spacious one to three-bedroom suites.

In Beijing

The Ascott Beijing -- 272 units, Chaoyang district
The luxury-tier residence in the heart of the city's CBD is close to the China World Trade Centre. It boasts designer fittings and extensive facilities including an indoor glass-roofed pool, fully equipped fitness centre, and business centre. Units range from elegant one-bedroom suites to four-bedroom penthouses.

Somerset Grand Fortune Garden -- 221 units, Chaoyang district
Located in the business area of Chaoyang district, the upper-tier residence is near international schools, embassies and entertainment centres. Facilities include a gym, indoor heated pool and residents' lounge. Units range from one to four-bedroom suites, with private balconies and scenic city views.

Luxury Serviced Residence - 100 units, Chaoyang district
Located in Beijing's prime Chaoyang residential district, the mid-tier residence is near Scitech Plaza and Friendship Store shopping malls, Silk Market, Tiananmen Square, Forbidden City and Jianguomen subway station. Facilities include a gym, sauna, business centre, and lounge. Units range from one to four-bedroom apartments.

In Dalian

Somerset Harbour Court - 106 units, Zhongshan district
Part of the prime Dalian Asia Pacific Finance Centre in the city's CBD, the upper-tier residence is a stroll from Dalian harbour's passenger station and five-minutes' drive from the railway station. Facilities include a gym, business centre and lounge. Units comprise one and two-bedroom suites.

In Tianjin

Somerset Olympic Tower - 169 units, Heping district
In the heart of Tianjin's prime upmarket shopping area and residential district, the upper-tier Somerset Olympic Tower is close to international schools and the Tianjin railway station. Facilities include an indoor heated pool, gym, and rooftop garden. Units range from one-bedroom suites to four-bedroom penthouses.

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Citadines* brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- End -

CAPITALAND LIMITED (REG. NO. 198900036N)

NEWS RELEASE - "CAPITALAND REORGANISES BUSINESS STRUCTURE TO TAKE ON GROWING OPPORTUNITIES IN REAL ESTATE AND HOSPITALITY BUSINESSES"

The attached news release issued by CapitaLand Limited on the above matter is for information.

news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 30/09/2004 to the SGX

CapitaLand

NEWS RELEASE

CapitaLand reorganises business structure to take on growing opportunities in real estate and hospitality businesses

Singapore, 30 September 2004 – CapitaLand today announced changes to its organisational structure to exploit the growth potential of its businesses in Singapore and internationally, and to create greater depth and breadth in the management bench strength at the operational level.

Under the new structure, CapitaLand will separate its present Commercial business into two distinct businesses namely CapitaLand Retail (CRTL), which covers the integrated retail property business, and CapitaLand Commercial and Integrated Development (CCID) which covers office, industrial and mixed development. A further change is to appoint the current Deputy CEOs of Commercial, Financial and Residential to be business unit CEOs, responsible for the performance and development of future potential of their respective businesses.

The CEO for the newly created CapitaLand Retail (CRTL) will be Pua Seck Guan, who will also continue as CEO of CapitaMall Trust Management Ltd (CMTML). Martin Tan will be CEO of the newly created CapitaLand Commercial and Integrated Development (CCID) and also the CEO of CapitaCommercial Trust Management Ltd (CCTML).

For CapitaLand Financial, Wen Khai Meng will be the CEO of CapitaLand Financial (Financial Services). For the property fund management business under CapitaLand Financial, Pua Seck Guan will be the CEO of CapitaLand Financial (Real Estate Capital Management - Retail), and Martin Tan the CEO of CapitaLand Financial (Real Estate Capital Management - Commercial and Integrated Development).

For the CapitaLand Residential businesses, Patricia Chia will be the CEO of CapitaLand Residential Singapore (CRS); Soong Hee Sang will be the CEO of CapitaLand Residential (New Markets), for investments in new markets and at the same time, oversee Residential's corporate and financial matters. Brendan Crotty is CEO, Australand Property Group (APG), while Lim Ming Yan is CEO, CapitaLand China Holdings (CCH), spearheading our growing China business.

Olivier Lim, currently Senior Vice President, Corporate Finance of CapitaLand Limited, will be Deputy Group CFO reporting to Lui Chong Chee, the Group's Chief Financial Officer.

Dr Richard Hu, Chairman, CapitaLand Group said, "With the Group effectively delivering on its strategies, I am glad that the top management is augmenting its management talent pool to continue to seek and seize opportunities at home and overseas. The company is at a strategic inflection point where, after the last four years, new business areas such as the retail sector and the REIT markets have demonstrated strong growth potential in the Asia-Pacific.

"Having had distinctive successes such as the listings of CapitaMall Trust and CapitaCommercial Trust, the Group has strong competitive advantages to grow new businesses, in new markets and to compete at an international arena. Looking ahead, there are growth opportunities for all our businesses to expand at home and abroad, and talent management will continue to be a top priority for the CapitaLand Group."

Mr Liew Mun Leong, President and CEO, CapitaLand Group said, "The objective of the re-organisation is to ensure that the Group is giving greater management focus to high growth areas such as the retail and commercial businesses. It is also to recognise the contributions of high potential management staff, give them greater responsibilities to manage profit centres, and increase their visibility through these appointments. This is an important part of our talent development programme.

"The change made to the commercial business area is significant as the retail and commercial, mainly office, areas have their own business dynamics, customers and

competencies. We need to be specialists to compete in these fast growing markets. Since the merger in 2000, the retail sector has grown significantly. Today, we are the largest mall operator in Singapore, and within the Group, this business area is as large as some of the other businesses. It is imperative to provide the necessary management focus and resources to capitalise on the potential of these sectors to grow into world class players".

At the Group level, Kee Teck Koon is the CEO for CapitaLand Financial and will also oversee CapitaLand Retail and CapitaLand Commercial and Integrated Development; Tham Kui Seng is CEO, CapitaLand Residential; Jennie Chua is CEO, Raffles Holdings Ltd; Cameron Ong is CEO, The Ascott Group; and Anthony Seah is CEO, PREMAS International.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

--- END ---

For more information, please contact:

Basskaran Nair
Corporate Communications
CapitaLand Limited
Tel: (65) 68233 554
Email: basskaran.nair@capitaland.com.sg

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "APPOINTMENT OF LEONG WAI LENG AS CHIEF EXECUTIVE OFFICER OF RAFFLES INTERNATIONAL LIMITED"

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

Raffles annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 30/09/2004 to the SGX

MASNET No. 41 OF 30.09.2004
Announcement No. 41

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Appointment of Leong Wai Leng as Chief Executive Officer of Raffles International Limited

Raffles Holdings Limited ("RHL") is pleased to announce the appointment of Ms Leong Wai Leng as Chief Executive Officer (CEO) of Raffles International Limited ("RIL") with effect from 1 October 2004.

RIL is the management arm of the Raffles Holdings Group. Under the present organisation structure, Ms Jennie Chua, the President & CEO of RHL, holds the position of Chairman & CEO in RIL. Ms Leong Wai Leng, the Deputy CEO of RHL is the Executive Director of RIL. The Group has two brands, Raffles and Swissôtel, each under a Managing Director who reports to Ms Leong.

Ms Leong currently the Deputy CEO of RHL and the Executive Director of RIL has had the opportunity over the last three years to lead the various corporate departments within the Group and in the past year and a half, she has also been actively involved in the operational aspects of the business. Having now the well-rounded experience on all aspects of the Group's business and operations, Ms Leong is in good stead to take on the position of CEO of RIL, as this will better reflect the role that she has in RIL. Ms Leong will continue to work with Ms Chua, who will retain her position as RIL's Chairman as well as President & CEO of RHL.

By Order of the Board

Emily Chin
Company Secretary
30 September 2004

Submitted by Emily Chin, Company Secretary on 30/09/2004 to the SGX

CAPITALAND LIMITED (REG. NO. 198900036N)

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED – "APPOINTMENT OF CHIEF EXECUTIVE OFFICER"

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.

CCTML annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 30/09/2004 to the SGX

CAPITACOMMERCIAL TRUST

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The Board of Directors of CapitaCommercial Trust Management Limited (the "Company"), an indirect wholly-owned subsidiary of CapitaLand Limited ("CL") and the manager of CapitaCommercial Trust, wishes to announce the appointment of Mr. Martin Tan Toh Tee as the Chief Executive Officer ("CEO") and a Director of the Company with effect from 1 October 2004. Ms. Ang Siew Yan will be concurrently Deputy CEO and Finance Manager of the Company. The present CEO of the Company, Mr. Soong Hee Sang will join CapitaLand Residential Limited ("CRL"), another wholly-owned subsidiary of CL, as the CEO of CapitaLand Residential (New Markets).

The Board of Directors would like to record its appreciation to Mr. Soong Hee Sang for his contributions to the Company and the listing of CapitaCommercial Trust during his appointment term. The Board wishes him well in his new appointment in CRL.

By Order of the Board
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)

Jessica Lum
Company Secretary
30 September 2004

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP - "AUSTRALAND UNDERWRITES DISTRIBUTION REINVESTMENT PLAN"

CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.

APG annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 30/09/2004 to the SGX

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

30 September 2004

AUSTRALAND UNDERWRITES DISTRIBUTION REINVESTMENT PLAN

Australand Property Group today announced that it had entered into an underwriting agreement with Goldman Sachs JBWere to underwrite the Distribution Reinvestment Plan (DRP) for the September 2004 quarter interim distribution. The underwriting agreement may be terminated by the Group at any time prior to 5.00pm on 8 October 2004 or by the underwriters in certain limited circumstances.

As announced on 20 September 2004, security holders wishing to participate in the DRP for the first time or who wish to vary their participation in the DRP, will need to have lodged their election forms by 5.00pm today, 30 September 2004. In accordance with the DRP Rules, the DRP issue price will be a 2.5% discount to the weighted average of all sales of stapled securities recorded on the ASX during the five trading days immediately following the record date. The DRP issue price will be announced on Friday, 8 October 2004.

For more information contact:

Michael Newsom
General Counsel
Tel: +61 2 9767 2177

or

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041